SECURITIES & EXCHANGE COMMISSION

WASHINGTON, DC   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

Name of registrant: Gannett Co., Inc.

Name of persons relying on exemption: Communications Workers of American and International  Brotherhood of Teamsters

Address of persons relying on exemption: CWA: 501 Third Street,N.W., Washington, D.C. 20001;

     IBT: 25 Louisiana Avenue, N.W., Washington, D.C. 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

________________________________________________________________________________________________________________

Communications Workers of America (CWA)                      International Brotherhood of Teamsters

501 Third Street, NW                                                                      25 Louisiana Avenue, NW

Washington, DC 20001                                                                   Washington DC 20001

April 11, 2019

Dear Gannett Shareholder:

We urge you to REJECT the six director nominees put forward by Media News Group (“MNG”) for election to the Gannett board on the BLUE proxy card. Instead, we ask you to vote FOR the eight director nominees put forward by Gannett on the WHITE proxy card.

As we will describe below, the MNG nominees are hopelessly conflicted by close professional ties to MNG and its parent Alden Global Capital, LLC (“Alden”). Consequently, if elected to the board, these nominees could not credibly negotiate a transaction with Alden, given that they would stand to benefit personally from a deal that unfairly favors MNG/Alden.

Even if these nominees commit to keeping Gannett an independent company, their track record as directors is poor. In particular, the four nominees who serve as directors of the pharmacy chain Fred’s Inc. (NASDAQ: FRED) have overseen such a precipitous loss in value at that company that it beggars belief to see them self-described as having the “years of operational and transactional experience … to be able to maximize value for shareholders.”1 Likewise, the books and records request made by a minority shareholder of MNG Enterprises reinforces our concern over these conflicts and the ability of the Alden-nominated directors to appropriately navigate related-party transactions.

We believe that the fate of other news media companies acquired by Alden and its subsidiaries makes clear that these directors have little to offer in terms of innovation or problem solving, and would rely on draconian cuts in staff and product quality in an effort to generate short term profits. Gannett may face challenges going forward, but Alden Global Capital, MNG Enterprises, and their captive board nominees have no solutions to offer.

We are The NewsGuild - Communications Workers of America (TNG-CWA) and the Newspaper and Graphic Communications Conference of the International Brotherhood of Teamsters (IBT). CWA is a union representing 700,000 workers and retirees. It represents roughly 300 employees at Gannett Co., Inc. and 500 employees at Digital First Media, a company owned by Alden Global Capital. The IBT represents 1.4 million workers of which approximately 1,000 are employed at Gannett and 400

Letter to Gannett Shareholders Page 1

This is not a solicitation. Please do not return your proxy to CWA or IBT as it will not be accepted.

1 This quote comes from the MNG Enterprises website,  https://savegannett.com/shareholder-nominees/

employed at DFM. Additionally, both unions sponsor pension funds that invest in the public equity markets and are substantial Gannett shareholders. These pension funds collectively invest over $100 billion.

Gannett’s Rejection of MNG/Alden Offer is Reasonable

On January 14, 2019, MNG/Alden proposed acquiring Gannett in an all-cash transaction for $12 a share. In their proxy filings, MNG/Alden describe this price as representing “a 41% premium to Gannett’s 2018 year-end share price,” a highly misleading claim: as the broad market declined in late December, Gannett’s share price fell from $10.28 on December 12 to $8.53 on December 31 (a 17% decline) before rebounding to $9.75 on January 11, 2019 (a 14% increase). Using any of the January 11 pre-announcement price, the December 12 recent high, or Gannett’s 2018 high price on May 18 ($11.63) as the benchmark, MNG/Alden’s $12-a-share offer provides a much smaller premium than its proponents seem willing to acknowledge: 23%, 13%, or 3%, respectively. Moreover, in addition to regarding the offered price as too low, the Gannett board rejected MNG/Alden’s offer because the proponents refused to demonstrate that they had financing for this all-cash transaction. In our experience, it is extremely common for parties proposing a merger transaction – especially an all-cash transaction – to proactively disclose their financing arrangements. For MNG/Alden to refuse this standard step, and instead to launch a proxy contest, strikes us as highly unusual at best. Under these circumstances, we find it impossible to fault the Gannett board for rejecting MNG/Alden’s offer.

All Six Nominees on the BLUE Proxy Card Have Deep Ties to MNG and Alden

MNG/Alden asserts that the upcoming annual meeting is “an opportunity for shareholders to elect a Board that is committed to running a full and fair process to maximize shareholder value and that is qualified to successfully run the business in the interim.” As we shall see, this implication does not withstand scrutiny: Gannett shareholders can have no confidence that MNG/Alden’s nominees would negotiate effectively with MNG/Alden on their behalf, nor that these nominees would prove effective in overseeing Gannett going forward. Each of the six nominees put forward by MNG/Alden has close professional ties to MNG, Alden, or companies in which Alden or its various investment arms have taken stakes. Most obviously, Heath Freeman is president of Alden, as well as a member of MNG’s board, and so would stand to benefit directly from a transaction that favors MNG. Similarly, Messrs. Gilmore, Rossi, and Fuchs are former or current executives of MNG; Messrs. Gilmore and Rossi are also former or current executives of Digital First Media – one of Alden’s investment vehicles – while Mr. Fuchs is a director of MNG. Additionally, Mr. Barton and Ms. Needleman are both directors of Fred’s, Inc., a retail pharmacy chain in which Alden is the controlling shareholder, as are Messrs. Freeman and Rossi. That all six director nominees should be so closely tied to the counterparty of any negotiation between MNG/Alden and Gannett should give Gannett shareholders no comfort.

Alden’s Failed Tenure at Fred’s Inc.

Surprisingly, MNG/Alden has nominated nearly the entire board of Fred’s, Inc. to serve on Gannett’s board (there is one additional director at Fred’s not among these nominees), which would be unusual and concerning even if this group had been successful in their stewardship of that company. Alden bought about 24% of Fred’s in December 2016, and in April 2017 entered into an agreement under

Letter to Gannett Shareholders Page 2

This is not a solicitation. Please do not return your proxy to CWA or IBT as it will not be accepted.

which Fred’s agreed to appoint Messrs. Barton and Rossi to its board. Mr. Freeman was added to the board in August 2017, and Ms. Needleman joined in May 2018, at which time Fred’s had reduced its board to five members. Unfortunately for Fred’s shareholders, in the two years since Alden’s investment in the company, its performance and share price have deteriorated rapidly: in the year to February 3, 2018, Fred’s lost $150 million, more than double Fred’s $66.5 million loss the prior year, while revenue declined 3%. Over Fred’s most recent seven quarters (since April 2017) the company has lost $232 million cumulatively, compared to $51.4M in the seven quarters prior to Alden’s entry. Since Alden’s handpicked directors joined Fred’s board on April 21, 2017, its share price has fallen 80%, including a 58% decline since Mr. Freeman joined the board. It is hard to see how any shareholder would regard such directors as likely to “successfully run the business in the interim.” As we will see below, the cash Alden extracted from MNG through the layoffs of journalists was used to prop up the pharmacy chain.

Letter to Gannett Shareholders Page 3

This is not a solicitation. Please do not return your proxy to CWA or IBT as it will not be accepted.

Alden’s Failures at Payless Result in 16,000 Lost Jobs

We note with interest that none of the proxy materials touting “value creation” distributed by MNG/Alden to Gannett shareholders mentions Payless Holdings. Alden holds 66.5% of the shares in Payless. This footwear retailer faced headwinds from large competitors – Walmart, Target, etc. – as well as online rivals. It filed for bankruptcy in 2017, closed 400 stores, and emerged in August 2017 with reduced debt. A group of creditors, led by Alden Global Capital, took over ownership. Eighteen months later, in February 2019, Payless filed for bankruptcy with the intent to liquidate 2,100 U.S. stores by June 2019.

As a private company after the 2017 bankruptcy, Payless has not divulged much information on operations.  After the Alden-led creditors assumed ownership, the bleeding continued according to court filings: in 2017 EBITDA was a negative $4 million and jumped to a negative $63 million in 2018.2

Payless leadership has faced criticism about its management since the 2017 bankruptcy. A February 2019 article suggested that Alden was a bottleneck to hiring the staff necessary to boost online sales and to developing a coherent long-term strategy of survival and growth.3 During the current bankruptcy/liquidation, creditors appear to blame Alden for the company’s failures. Payless leased Dallas office space in 2018 from Twenty Lake Holdings, LLC, an Alden subsidiary, with the apparent goal of moving its headquarters from Topeka, Kansas.4 Likewise, Alden loaned $45 million to a Payless company not in bankruptcy, but giving it senior status in the proceedings. Finally, some unsecured creditors are claiming the debtor-in-possession financing – negotiated by Alden – which allows the company to pay wages and rent through liquidation relieves Alden of its financial obligations. The Unsecured Creditors Committee is asking for an investigation to determine if Alden breached its fiduciary responsibilities.5

Letter to Gannett Shareholders Page 4

This is not a solicitation. Please do not return your proxy to CWA or IBT as it will not be accepted.

2 "Declaration of Stephen Marotta, Chief Restructuring Officer of Payless Holdings LLC in support of Debtors' Chapter 11 Proceedings and First Day Pleadings," February 19, 2019, U.S. Bankruptcy Court, Easter District of Missouri,  Case No. 19-40883-659.

3 Suman Bhattacharyya,” ‘A lot of problems would start at the top’: How Payless bungled its post-bankruptcy comeback,” Digiday, February 12, 2019: https://digiday.com/retail/lot-problems-start-top-payless-bungled-post-bankruptcy-comeback/

4 Joe Nocera, "Alden Global Is Building a Tower of Companies It Can Cut Down," Bloomberg Opinion, November 6, 2018: https://www.bloomberg.com/opinion/articles/2018-11-06/dallas-move-by-fred-s-drugs-and-payless-has-hedge-fund-behind-it

5 Daniel Gill, “Payless Creditors Fear New Loans may Waive Owner Liability,” Bloomberg Law, March 26, 2019: https://news.bloomberglaw.com/bankruptcy-law/payless-creditors-fear-new-loans-may-waive-owner-liability

Jennifer Wild, managing director at Alden Global Capital, was on the Payless board of directors after the 2017 bankruptcy. In the 2017 filings, she is described as having started at Alden in 2007. Alden Global Capital holds some responsibility for the loss of 16,000 jobs.

Minority Investor in MNG Enterprises Raises Red Flags

The possibility of self-dealing has been raised in a lawsuit filed against MNG Enterprises by Solus Alternative Asset Management. Solus has a 24% stake in MNG and is MNG’s largest minority investor. Alden is the controlling shareholder with a 50.1% stake. In March 2018, Solus filed a books and records request in Delaware’s Chancery Court that accused MNG of potentially violating its fiduciary responsibilities to minority shareholders by diverting money from the newspaper business of MNG to Alden’s other non-media businesses.6 According to the complaint, these dubious transactions included investing $248 million of MNG’s pension assets in Alden’s hedge funds and managed accounts, $158 million in Fred’s, and $10 million in an Alden fund that invests in mortgage-backed securities.7 MNG’s response to the complaint affirmed the pension investments. It also admitted that MNG was a party to a sale-leaseback transaction with an Alden subsidiary, Twenty Lake Holdings.8 The insider transactions, self-dealing, and the opaque web of Alden subsidiaries at MNG Enterprises should be a caution flag to Gannett shareholders.

Alden’s Destructive Impact on Media Businesses

Beyond the poor performance of 2/3rds of MNG/Alden’s nominees at Fred’s, the bankruptcy and job losses at Payless, and the self-dealing at MNG, the track record of Alden and MNG Enterprises in the news industry should give Gannett’s shareholders pause in considering if this investor would act in their long-term interests should it gain a majority on Gannett’s board.

We believe that hedge funds in general and Alden in particular have had a destructive impact on the news industry. They have slashed staff and sold real estate to extract cash from the news organizations without regard to the role news organizations play in communities. The headline in the Washington Post from February 2019 summarized it succinctly: buy newspapers, slash jobs, sell the buildings.9 The New York Times referred to Alden as “the destroyer of newspapers.”10 Joe Nocera compared Heath Freeman, Alden President, to Gordon Gekko from the movie “Wall Street”: “His papers are intended not so much to inform the public or hold officialdom to account, but to supply cash for Freeman to use elsewhere. His layoffs aren’t just painful. They are savage.”11 In another article, Nocera describes Alden’s approach to the news industry:

Letter to Gannett Shareholders Page 5

This is not a solicitation. Please do not return your proxy to CWA or IBT as it will not be accepted.

6 Ryan Boysen, “Hedge Fund Says Rival is Misusing Media Company for Profit,” Law360, March 6, 2018: https://www.law360.com/articles/1019276/hedge-fund-says-rival-is-misusing-media-co-for-profit

7 "Verified Complaint Pursuant to 8. Del. C. § 220 to Compel Inspection of Books and Records," March 5, 2018, Sola Ltd and Ultra Master Ltd v. MNG Enterprises, Inc., Court of Chancery, State of Delaware, Case No. 2018-0134-JRS

8 "Defendant's Answer to Verified Complaint for Relief Pursuant to 8 Delaware Code, Section 220, to Compel Inspection of Books and Record," March 19, 2019, Sola Ltd and Ultra Master Ltd v. MNG Enterprises, Inc., Court of Chancery, State of Delaware, Case No. 2018-0134-JRS.

[I]t cuts and cuts, and then cuts some more, until there’s little left but a carcass. Speaking truth to power, the importance of the Fourth Estate to a functioning democracy, the idea of bearing witness — none of that matters to Freeman and his fellow hedgies at Alden Global. Their only goal is to suck out cash and redirect it elsewhere.12

According to media analyst Ken Doctor, Alden’s strategy appears to be to “milk its newspapers until they run dry.”13 In an interview with Colorado Public Radio in March 2018, Doctor concluded that Alden’s strategy is to run papers into the ground and then leave: “If it's not profitable you turn out the lights.”14 Dean Singleton, founder of the Media News Group, after which MNG Enterprises is named and who sold his controlling interest to Alden in 2013, quit as Chairman and member of the editorial board of the Denver Post in May 2018, saying of Alden: "They've killed a great newspaper."15

Letter to Gannett Shareholders Page 6

This is not a solicitation. Please do not return your proxy to CWA or IBT as it will not be accepted.

9 Jonathan O'Connell and Emma Brown, "A Hedge Fund's 'Mercenary' Strategy: Buy Newspapers, Slash Jobs, Sell the Buildings," Washington Post, February 11, 2019: https://www.washingtonpost.com/business/economy/a-hedge-funds-mercenary-strategy-buy-newspapers-slash-jobs-sell-the-buildings/2019/02/11/f2c0c78a-1f59-11e9-8e21-59a09ff1e2a1_story.html

10 By Edmund Lee and Tiffany Hsu, "Hedge Fund Called ‘Destroyer of Newspapers’ Bids for USA Today Owner Gannett," New York Times, January 14, 2019: https://www.nytimes.com/2019/01/14/business/dealbook/gannett-takeover-offer-mng.html

11 Joe Nocera, "Imagine If Gordon Gekko Bought News Empires," Bloomberg Opinion, March 26, 2018: https://www.bloomberg.com/opinion/articles/2018-03-26/alden-global-capital-s-business-model-destroys-newspapers-for-little-gain#footnote-1522074202283

12 Joe Nocera, "Alden Global Is Building a Tower of Companies It Can Cut Down."

13 Ken Doctor, “Newsonomics: Alden Global Capital is making so much money wrecking local journalism it might not want to stop anytime soon,” Nieman Lab, May 1, 2018: http://www.niemanlab.org/2018/05/newsonomics-alden-global-capital-is-making-so-much-money-wrecking-local-journalism-it-might-not-want-to-stop-anytime-soon/

14 Andrea Dukakis, "When Papers Like The Denver Post Cut Staff, Critics Say Hedge Fund Owners Profit," Colorado Public Radio, March 19, 2018: https://www.cpr.org/news/story/what-happens-when-hedge-funds-run-newspapers

We recognize the effect of the Internet on the news industry. Revenues from print advertising have fallen and digital advertising has not compensated. Moreover, the digital ad space is now dominated by Facebook and Google. According to the Pew Research Center, newsroom employment has declined by 23% in the decade after the financial crisis.16 The employment in TNG-CWA units at Digital First Media has dropped by twice that level.

CWA and the Teamsters are obviously interested in employment but we also care about the long-term viability of companies that employ our members and whose shares constitute a portion of our retirement funds. The wholesale destruction of jobs may lead to short-term profits for the hedge fund but it destroys value in the long term for other stakeholders.

Alden, News, and Democracy

For those investors who are also concerned about the fate of journalism, MNG/Alden Global approach to news has to be worrisome. Stripping news staffs to bare bones means certain activities are no longer funded and news organization cannot play the role of independent oversight of elected officials and private organizations.

Newspapers are a public good. They educate the public and are therefore critical to democratic governance. Whether it is local government or the competition of political ideas, newspapers allow citizens to make informed choices in electing leaders. They shed light on the expenditure of monies so that citizens have insight into how their tax revenues are spent.

Gannett’s flagship paper USA Today is the largest newspaper by circulation in the United States. Are we prepared to see the cuts that Alden will likely impose? Examine the hundred or so other U.S. papers. Are we ready to see buyouts and layoffs reduce coverage of local and state government at The Arizona Republic, The Bergen Record, The Detroit Free Press, The Indianapolis Star, The Louisville Courier-Journal, The Milwaukee Journal Sentinel, The Rochester Democrat & Chronicle, The Tennessean?

Letter to Gannett Shareholders Page 7

This is not a solicitation. Please do not return your proxy to CWA or IBT as it will not be accepted.

15 Michael Roberts, “Dean Singleton on Resigning From the Post: "They've Killed a Great Newspaper," Westword, May 7, 2018: https://www.westword.com/news/dean-singleton-on-resigning-from-the-denver-post-theyve-killed-a-great-newspaper-10287146

16 Elizabeth Grieco, "Newsroom employment dropped nearly a quarter in less than 10 years, with greatest decline at newspapers," Pew Research Center, July 30, 2018: https://www.pewresearch.org/fact-tank/2018/07/30/newsroom-employment-dropped-nearly-a-quarter-in-less-than-10-years-with-greatest-decline-at-newspapers/

When MNG/Alden writes that “it has a track record of saving newspapers” we should be concerned with such Orwellian speak.17 Our members bear testimony to the destruction of newsrooms at their hands.

Gannett Going Forward

This letter is not coordinated with Gannett leadership. We take this independent position because we believe that quality journalism is essential for American democracy and that news publishing can still bring value to shareholders.

We strongly encourage shareholders to vote for the eight director nominees on the WHITE proxy card. Gannett is a news organization that upholds the value of newsrooms. It will make the investments to return value to shareholders and to ensure the long-term viability of the Fourth Estate.

For further information, please contact Tony Daley (tdaley@cwa-union.org) or Carin Zelenko (CZelenko@ teamster.org).

Bernard Lunzer, President                                                                                                                          George Tedeschi, President

The NewsGuild                                                                                                                                                Graphic Communications Conference

Communications Workers of America                                                                                                   International Brotherhood of Teamsters

                                                                                                                                                                               Joseph A. Molinero, Director

                                                                                                                                                                               Newspaper, Magazine and Electronic Workers Conference

                                                                                                                                                                               International Brotherhood of Teamsters

Letter to Gannett Shareholders Page 8

This is not a solicitation. Please do not return your proxy to CWA or IBT as it will not be accepted.

17 SEC Form DEFA14A, Gannett Co., Inc., filed by MNG Enterprises, Inc., MNG Investment Holdings LLC, Strategic Investment Opportunities LLC, Alden Global Capital LLC, Timothy Barton, Heath Freeman, R. Joseph Fuchs, Guy Gilmore, Dana Needleman, and Steven Rossi, April 3, 2019: https://www.sec.gov/Archives/edgar/data/1635718/000092189519000981/dfan14a12121002_04022019.htm